STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.          Tel: +44 207 611 8960
Aldwych House                   Fax: +44 207 611 8965
71-91 Aldwych                   www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

       STOLT-NIELSEN S.A. AND NUTRECO N.V. REACH AGREEMENT TO SELL ENTIRE
           SHAREHOLDING IN MARINE HARVEST TO GEVERAN TRADING CO. LTD.

LONDON, ENGLAND - MARCH 6, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) and Nutreco Holding N.V. announced today an agreement to sell their entire shareholding in the aquaculture company Marine Harvest N.V. to the investment fund Geveran Trading Co. Ltd. for total cash proceeds of approximately EUR 1.175 billion, plus the assumption of all of Marine Harvest's debt of approximately EUR 150 million. SNSA currently owns 25% of Marine Harvest and Nutreco owns 75%. SNSA expects to realize cash proceeds of approximately $350 million from the sale of its share of Marine Harvest and a gain of approximately $80 million.

Geveran Trading is part of Greenwich Holding Ltd, a company indirectly controlled by Mr John Fredriksen. The Greenwich Group also holds significant stakes in the two Norwegian aquaculture companies Pan Fish ASA and Fjord Seafood ASA.

The closing of the transaction is subject to the approval of regulatory and competition authorities, of which all risks are borne on the account of the buyer. As a consequence of this transaction, the previously announced dividend from Marine Harvest will not be paid. The preparations for the IPO of Marine Harvest have been put on hold.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said, "The sale of our full stake in Marine Harvest to Geveran Trading will unlock substantial value for SNSA. With the repayment in February of this year of SNSA's $65 million shareholder loan to Marine Harvest, SNSA will have realized cash proceeds of approximately $415 million from its aquaculture investments. SNSA will continue to own and grow its turbot and sole operations within Stolt Sea Farm."

Contact: Richard M. Lemanski
         U.S. 1 203 299 3604
         rlemanski@stolt.com

         Jan Chr. Engelhardtsen
         UK 44 20 7611 8972
         jengelhardtsen@stolt.com

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ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary, Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's leading producer and supplier of farmed salmon.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; the conditions and factors that may influence the decision to issue future dividends; the market for long-tem debt and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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